

Mail Stop 4631

September 16, 2009

via U.S. mail and facsimile

George F. Colony, Chief Executive Officer
Forrester Research, Inc
400 Technology Square
Cambridge, Massachusetts 02139

> RE: Forrester Research, Inc
>   Form 10-K for the Fiscal Year Ended December 31, 2008
>   Filed March 13, 2009
>   Proxy Statement
>   Filed April 3, 2009
>   File No. 000-21433

Dear Mr. Colony:

   We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements and Supplementary Data, page 30

1. We note on page 5 in your Form 8-K filed on February 11, 2009 you state "Previously, the remeasurement of these payables and receivables had been recorded in other comprehensive income as part of cumulative translation adjustment. Of the net $1.4 million foreign exchange loss recorded, $1.9 million related to periods prior to fiscal 2008." Please tell us whether this adjustment represents a correction of an error.   If so, please tell us why this correction was not discussed in your Form 10-K or subsequent filings. We remind you that paragraph (a)(3) of Item 302 of Regulation S-K requires a description of the effect of any extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included or are required to be included by Article 3 of Regulation S-X, as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.

    We approximate the $1.9 million adjustment after tax would be $1.5 million (assuming a tax rate of 21.4%) and represents 16% and 5% of net income for the fiscal quarter ended December 31, 2008 and year ended December 31, 2008, respectively, and 8% of net income for the year ended December 31, 2007, which appears material to your income statement. Please provide us your qualitative and quantitative materiality analysis under SAB 99 and 108 for the year ended and quarter ended December 31, 2008 and the periods in which the errors are related to. Furthermore, please tell us the authoritative literature that supports your accounting treatment of your intercompany payables and receivables.

Management's Report on Internal Control over Financial Reporting, page F-32

2. If the adjustment disclosed in your Form 8-K filed February 11, 2009 represents a correction of an error, please tell us whether management and your auditors considered this issue when concluding that your internal control over financial reporting was effective as of December 31, 2008.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 8

3. In future filings, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2008. From a general standpoint, it appears that the Committee relies upon the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet your disclosure also indicates

that you base compensation decisions on individual and business performance objectives. It is unclear how the Committee considered each of these factors in approving particular pieces of each named executive officers' compensation package or why the Committee believes that the amounts paid are appropriate in light of the various items it considered. In future filings, please discuss in complete detail the analyses the Committee undertook in authorizing each specific award. Include a discussion of the performance-related goals and targets such as bookings and operating profit as well as individual goals. See Item 402(b)(2)(v)-(vii) of Regulation S-K.

4. In future filings, please identify the companies against which you benchmark compensation and include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(2)(xiv) of Regulation S-K.

Grants of Plan-Based Awards for 2008, page 14

5. It is not clear why you have not completed the threshold column of this table in light of the disclosure in the Compensation Discussion and Analysis which appears to indicate that there is an amount payable upon attainment of minimum bookings and operating profit levels under the Matrix Bonus Plan.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief